ROBIN S. YONIS

Vice President

General Counsel

Office:  (949) 219-6767

Fax:  (949) 719-0804

Email:  Robin.Yonis@pacificlife.com

April 29, 2016

VIA EDGAR

Ms. Alison White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Select Fund

File Nos. 033-13954 and 811-05141

Preliminary Proxy Statement on Schedule 14A

Dear Ms. White:

This letter is being provided on behalf of Pacific Select Fund (the “Trust”) in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on April 6, 2016, concerning the preliminary proxy statement which was filed with the SEC on March 31, 2016 pursuant to Schedule 14A under the Securities Exchange Act of 1934, as amended. Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

1.	Comment: Please include Tandy representations in your response letter.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: Please review Items 407(b)(1) and (b)(2) to Regulation SK as required by Items 22(b)(15)(i) of Schedule 14A and be sure all information that is required has been included in the proxy statement.

Response: The proxy statement has been revised to include all required information.

3.	Comment: In Proposal 2, the last paragraph on page 11, the proxy statement states: “Please note that the Appendices contain only summaries of certain characteristics of the Trust, their relevant governance documents and applicable state law. Therefore, the Appendices are not complete descriptions of the documents and laws cited.” Accordingly, please confirm supplementally that the proxy discloses all material terms of the Trust governance documents and applicable state law.

Response: The Trust confirms that the proxy statement discloses all material terms of the Trust governance documents and applicable state law that it deems, upon the advice of Fund counsel, to be material to the matter presented to Fund shareholders. The Trust observes that it would be unhelpful to readers, and unrealistic to expect, that comprehensive treatment of the governance documents and potentially applicable state laws (no matter how immaterial) would be provided in a proxy statement where a re-domiciliation transaction is being presented to shareholders for approval. The Trust also points out that the current Declaration of Trust has been filed with the SEC previously and the proposed Declaration of Trust is included as an Appendix to the proxy statement.

4.	Comment: In Proposal 2, on page 12 in the section “What were the Board Considerations?” please disclose the negative factors that the board considered that weighed against the reorganization; and in the second bullet point in that section, the proxy states “… and there was little to no detriment shareholders or the Trust in reorganizing as a DST.” If there is any detriment to shareholders, please disclose such detriment in that bullet.

Response: Negative factors considered by the Board have been included in the proxy statement. The Trust believes the current disclosure is materially accurate and otherwise complies with the requirements of Schedule 14A. Accordingly, the Trust respectfully declines to add disclosure about those factors that were determined to cause “little to no detriment” and therefore, by definition, are not material.

5.	Comment: With respect to Proposal 3 (all sub-sections), please represent that if the Trust changes its policies to permit engaging in activities “to the extent permitted by the 1940 Act” it will disclose somewhere in its Prospectus or Statement of Additional Information (“SAI”) what the 1940 Act currently permits.

Response: The Trust confirms that it will add the requested disclosure to its SAI.

6.	Comment: In Proposal 3(a) regarding borrowing money, the proposed fundamental investment policy states: “A Fund may not borrow money, except as permitted by or to the extent not prohibited by, applicable securities laws, rules…” Please explain what “or to the extent not prohibited by” permits that would not be included in “as permitted by”.

Response: The two phrases are essentially synonymous and therefore might be described as a matter of style; however, they are also intended to ensure different scenarios are covered. For example, in some instances a law, rule or interpretation may say that some activity is permitted; in other instances, a law, rule or interpretation may say that some activity is prohibited.

7.	Comment: In Proposal 3(g) regarding diversification, please consider listing the non-diversified Funds.

Response: The proxy statement has been revised to include a list of the non-diversified Funds.

8.	Comment: In Proposal 3(h) regarding concentration, in the third paragraph of the section titled “What is the reason for the proposal?” the proxy statement states that:

(a)	The concentration policy will not apply to securities of other investment companies. Please note that the SEC staff position regarding concentration is that, in determining whether a fund of funds has a policy to concentrate in an industry, it should take into consideration the holdings of its underlying funds, particularly those with a policy to concentrate in an industry.

(b)	“The proposed fundamental investment policy currently would be interpreted to permit investment without limit in the following: … (iv) certain municipal securities”. Please note that the SEC staff position is that only tax-exempt municipal securities may be included in that list.

(c)	“…each Fund will continue to take the position that mortgage-related securities and asset-backed securities, whether government issues or privately issued, do not represent interests in any particular industry or group of industries.” Please note that the SEC staff position is that privately issued mortgage-backed securities and privately issued asset-backed securities do represent interests in a particular industry.

Response:

(a)	In recognition of the SEC staff’s position with respect to funds of funds, reference to “other investment companies” has been modified to state “other investment companies which do not have a policy to concentrate in a particular industry”.

(b)	In recognition of the SEC staff’s position, the word “certain” has been deleted and replaced with the words “tax exempt” in (iv).

(c)	With respect to privately issued mortgage-related securities and other privately issued asset-backed securities, the Trust has adopted an investment policy to permit a fund to invest only up to 25% of a Fund’s assets in each of these types of securities.

However, we respectfully disagree with the SEC staff’s position, which characterizes privately issued (that is, securities not issued by the U.S.-government, its agencies or instrumentalities) mortgage-related securities or other privately issued asset-backed securities as single industries for which a fund would have to declare a concentration policy. Rather, we believe that mortgage-related securities, asset-backed securities, corporate bonds, government bonds, floating rate loans, etc., are each types of securities/instruments, not industries. Mortgages may be divided into various investment types or exposures, such as residential mortgages or industrial mortgages, each providing different risk/return characteristics. Further, mortgages may be grouped by credit rating (e.g., AAA, AA, A, B, subprime), each with its own risk profile. For example, residential mortgages, which are sub-prime, do not have the same risk/return characteristics as an industrial mortgage on an AAA-rated company.

Similarly, asset-backed securities may be backed by various types of assets, such as automotive loans, installment sale contracts, computer and other leases or credit card receivables, each of which provides different risk/return characteristics.

Therefore, the Trust does not consider either mortgage-related securities or asset-backed securities to be an industry.

9.	Comment: In Proposal 5, on page 29, please change “Diversified Growth Portfolio” to “Dividend Growth Portfolio.”

Response: The proxy statement has been revised accordingly.

10.	Comment: Please correct the page numbering on the Appendices.

Response: The page numbering on the Appendices has been corrected.